P. E. 1/15/02

02016063

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

novo nordisk®

Press release

FOR IMMEDIATE RELEASE

ZymoGenetics Inc, announces an Initial Public Offering of Common Stock

Seattle, WA (February 1, 2002)—ZymoGenetics Inc, today announced an initial public offering of 10,000,000 shares of its common stock at USD 12 per share. All the shares offered are being sold by ZymoGenetics. ZymoGenetics has granted the underwriters of the offering an option to purchase up to an additional 1,500,000 shares of its common stock to cover over-allotments, if any. The shares of ZymoGenetics will in the future be quoted on the Nasdaq stock exchange under the trading symbol "ZGEN".

As the 10,000,000 shares have been sold at USD 12 or at a 165% premium to the net book value/share prior to the offering, Novo Nordisk will record an accounting pretax income of approximately DKK 240 million reflecting the higher value of Novo Nordisk's share of the net equity in ZymoGenetics after the offering. This income will be accounted for as "other operating income" in Novo Nordisk's profit and loss account for 2002. This amount does not include the impact from the underwriters' potential purchase of up to an additional 1,500,000 shares of common stock to cover possible over-allotments. If the underwriters decide to purchase these additional 1,500,000 shares of common stock, then Novo Nordisk will be able to record an additional other operating income of approximately DKK 30 million in 2002.

Novo Nordisk will announce its expectations for the year 2002 in connection with the release of its full-year 2001 results on 7 February 2002.

Novo Nordisk will remain the largest shareholder of ZymoGenetics after this offering, holding 39% of the total capital on a fully diluted basis.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995.

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

Such forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially from expectations, including unexpected developments in the international currency exchange and securities markets, delay or failure of development projects, production problems, government-mandated or market-driven price decreases for Novo Nordisk's products in the company's major markets and the introduction of competing products within Novo Nordisk's core businesses.

These and other risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 28 April 2001.

Novo Nordisk is under no duty to update any of the forward-looking statements after the date of this report or to conform such statements to actual results, unless required by law.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 16,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'.

For further company information visit www.novonordisk.com

For further information please contact:

Media:
Susan Toth Jackson
Phone: (609) 919 7776

Investors:
Rasmus Jorgensen
Phone (212) 878 9607

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 2/5/2002

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer